FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

2009 GlaxoSmithKline Performance Share Plan - 2008 Award
Sale of shares to meet tax liability

I give below details of changes in the interests of a Person Discharging Managerial Responsibility in the Ordinary shares of GlaxoSmithKline plc in respect of the under mentioned persons arising from the sale of Ordinary shares at a price of £11.77 per Ordinary Share on 25 February 2011 to meet tax liabilities following the vesting of a Performance Share Plan (PSP) award:

	Award date	No. of Ordinary shares sold to meet tax liabilities following the vesting of a PSP award
Mrs V Whyte	19 February 2008	217

The Company and Person Discharging Managerial Responsibility were advised of this transactions on 1 March 2011.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
1 March 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 1 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc